UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 7, 2011

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Luis Garza
(52-81) 8888-4334 mr@cemex.com	(52-81) 8888-4256 ir@cemex.com	(52-81) 8888-4136 ir@cemex.com

CEMEX PRICES U.S.$650 MILLION

REOPENING OF 9.000% NOTES DUE 2018

MONTERREY, MEXICO, JULY 6, 2011– CEMEX, S.A.B. de C.V. (CEMEX) (NYSE: CX) announced today the pricing of a U.S.$650 million reopening of its 9.000% Senior Secured notes due 2018, which were originally issued on January 11, 2011 in the amount of U.S.$1 billion.

The additional U.S.$650 million of notes will be issued at a price of U.S.$97.616 per U.S.$100 principal amount, plus any accrued interest.

The closing of the offering is expected to occur on July 11, 2011, subject to satisfaction of customary closing conditions.

CEMEX intends to use the net proceeds from the offering for general corporate purposes and the repayment of indebtedness, including indebtedness outstanding under CEMEX´s Financing Agreement, dated August 14, 2009, as amended, all in accordance with CEMEX’s debt contracts. This transaction is intended to allow CEMEX to continue addressing its debt maturities ahead of schedule and to contribute to CEMEX’s objective of meeting the prepayment milestone under the Financing Agreement, in order to avoid incremental interest costs.

The Notes will share in the collateral pledged for the benefit of the lenders under the Financing Agreement and other secured obligations having the benefit of such collateral, and will be guaranteed by CEMEX Mexico, S.A. de C.V., CEMEX España, S.A. and New Sunward Holding B.V.

The Notes and the guarantees thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The Notes have not been and will not be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores, or CNBV) and may not be offered or sold, or otherwise be the subject of brokerage activities, in Mexico absent an exemption under article 8 of the mexican securities market law (Ley del Mercado de Valores). The information contained in the offering materials is exclusively the responsibility of CEMEX and has not been reviewed or authorized by the CNBV. The CNBV will be notified about the terms and conditions of the offer of the Notes for informational purposes only and such notification does not constitute a certification as to the investment value of the Notes or of the solvency of CEMEX.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	July 7, 2011	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller